Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
--------------------------------------------------------------------------------
Zarlink Releases First Quarter Fiscal 2007 Results

OTTAWA, CANADA, July 25, 2006 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released results for the Fiscal 2007 first quarter ended June 30, 2006, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

      First quarter revenue was US$38.4 million, down slightly from US$39.2 million in the previous quarter, but up from US$34.1 million in the first quarter of Fiscal 2006.

      As a result, Zarlink earned first quarter net income of US$4.2 million or US$0.03 per share. This compares favorably with fourth quarter Fiscal 2006 net income of US$3.7 million or US$0.02 per share. In Fiscal 2006 first quarter the company recorded a net loss of US$3.6 million or $US0.03 per share.

      Gross margin in the first quarter improved to 58% of revenue on better than anticipated product mix, compared with 54% in the Fiscal 2006 fourth quarter, and 46% in the first quarter a year ago.

      At the end of the first quarter, the Company held cash and cash equivalents of US$101.4 million, and restricted cash of US$14.0 million, totaling US$115.4 million. Included in the quarter was:

o     The acquisition of the optical I/O (in/out) assets of Primarion, Inc.;

o Payment of accrued liabilities relating to the transition services agreement following the sale of the RF Front-End consumer business;

o     Payments related to software design tools.

This compares with fourth quarter cash and cash equivalents of US$90.7 million, short-term investments of US$24.6 million and restricted cash of US$14.0 million, totaling US$129.3 million.

      "We continue to make solid progress on a quarter-by-quarter basis by focusing on improving our financial and competitive position," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "Net income rose, margins continued to trend upward, and with the acquisition of Primarion's optical technology we are adding key expertise for an optical market that is poised for growth."

Review of Operations

      R&D expenses in the first quarter were US$9.5 million or 25% of revenue, compared with US$9.5 million or 24% of revenue in the previous quarter, and US$10.0 million or 29% of revenue from the Fiscal 2006 first quarter.

      S&A expenses were US$10.0 million or 26% of revenue, and includes stock compensation expense of US$0.3 million as the Company is now recording stock compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123R), Share-Based Payments. This compares with S&A expenses of US$9.3 million or 24% of revenue in the previous quarter, and S&A expenses of US$8.3 million or 24% of revenue in the first quarter of Fiscal 2006.

      During the first quarter, the Company made several important product and technology announcements, including:

o The acquisition of the optical I/O assets and intellectual property from Primarion, Inc. This acquisition will enhance Zarlink's ability to deliver complete optical solutions that meet the demand for higher bandwidth;

o A single-chip voice processing platform and firmware to simplify design and improve voice performance of hands-free car kits and speakerphones;

o The industry's first timing chip to use the Ethernet Physical Layer for synchronization;

o DirectConnect Ethernet switches with embedded memory and integrated QoS (Quality of Service) features targeting next-generation packet-based equipment.

Second quarter Fiscal 2007 guidance

      The opening order backlog at the start of the Fiscal 2007 second quarter was US$29 million, compared to the US$28 million opening backlog in the first quarter. Zarlink is forecasting second quarter revenues will be between US$37 million and US$39 million. As a result, Zarlink expects second quarter earnings of between US$0.01 and US$0.03 per share.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to product warranty claims resulting from product defects or failures; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 8:30 a.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-814-4859 or 613-688-0197. The replay number is 1-877-289-8525 (passcode
21195798#) or 416-640-1917 (passcode 21195798#). The replay is available until midnight, August 8, 2006. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Edward Goffin                            Mike McGinn
Media Relations                          Investor Relations
613 270-7112                             613 270-7210
edward.goffin@zarlink.com                mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
       (in millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                         Three months ended
                                                                   June 30,   March 31,    June 24,
                                                                     2006       2006        2005
                                                                   -------    -------     -------
Revenue                                                            $  38.4    $  39.2     $  34.1
Cost of revenue                                                       16.1       18.2        18.4
                                                                   -------    -------     -------
Gross margin                                                          22.3       21.0        15.7
                                                                   -------    -------     -------
Expenses:
  Research and development                                             9.5        9.5        10.0
  Selling and administrative                                          10.0        9.3         8.3
  Asset impairment and other                                          --          0.3        --
  Gain on sale of business                                            --         --          (1.9)
                                                                   -------    -------     -------
                                                                      19.5       19.1        16.4
                                                                   -------    -------     -------
Operating income (loss) from continuing operations                     2.8        1.9        (0.7)

Interest income                                                        1.1        1.1         0.4
Foreign exchange gain                                                  0.1       --           1.5
                                                                   -------    -------     -------
Income from continuing operations before income taxes                  4.0        3.0         1.2
Income tax recovery                                                    0.2        2.9        --
                                                                   -------    -------     -------

Income from continuing operations                                      4.2        5.9         1.2

Discontinued operations, net of tax                                   --         (2.2)       (4.8)
                                                                   -------    -------     -------
Net income (loss)                                                  $   4.2    $   3.7     $  (3.6)
                                                                   =======    =======     =======

Net income (loss) attributable to common shareholders              $   3.5    $   3.1     $  (4.3)
                                                                   =======    =======     =======

Income per common share from continuing operations:
      Basic and diluted                                            $  0.03    $  0.04     $  --

Loss per common share from discontinued operations:
      Basic and diluted                                            $  --      $ (0.02)    $ (0.03)
                                                                   =======    =======     =======
Net income (loss) per common share:
      Basic and diluted                                            $  0.03    $  0.02     $ (0.03)
                                                                   =======    =======     =======

Weighted average number of common shares outstanding (millions):
      Basic                                                          127.3      127.3       127.3
      Diluted                                                        127.4      127.9       127.3

Percentage of revenue:
      Gross margin                                                      58%        54%         46%
      Research and development                                          25%        24%         29%
      Selling and administrative                                        26%        24%         24%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                         Three months ended
                                                                   June 30,   March 31,    June 24,
                                                                     2006       2006        2005
                                                                   -------    -------     -------
CASH PROVIDED BY (USED IN)
Operating activities:
  Income from continuing operations                                $   4.2    $   5.9     $   1.2
  Depreciation                                                         1.4        1.4         1.7
  Other non-cash changes in operating activities                      --          0.1        (3.2)
  Deferred income taxes                                               (0.2)      (2.1)        0.1
  Decrease (increase) in working capital:
     Trade accounts and other receivables                             (2.8)       4.3         2.6
     Inventories                                                      (2.0)      (1.5)        0.2
     Prepaid expenses and other                                        0.5        0.7        (1.8)
     Payables and accrued liabilities                                 (8.0)      --          (9.6)
     Deferred credits                                                 --         (0.5)       (0.2)
                                                                   -------    -------     -------
Total                                                                 (6.9)       8.3        (9.0)
                                                                   -------    -------     -------
Investing activities:
  Acquisition of business                                             (7.1)      --          --
  Purchased short-term investments                                    --         (5.0)      (28.1)
  Matured short-term investments                                      24.6       --          39.6
  Proceeds from disposal of fixed assets                               0.1       --           0.2
  Expenditures for fixed assets                                       (0.5)      (0.7)       (0.6)
  Proceeds from repayment of note receivable                          --         --           2.0
  Payments related to sale of discontinued operations                 --         (0.7)       --
                                                                   -------    -------     -------
Total                                                                 17.1       (6.4)       13.1
                                                                   -------    -------     -------
Financing activities:
  Repayment of and long-term debt                                     (0.1)      --          --
  Payment of dividends on preferred shares                            (0.6)      (1.1)       (0.5)
  Repurchase of preferred shares                                      (0.1)      (0.3)       (0.4)
  Decrease (increase) in restricted cash                               1.0       (0.8)       --
                                                                   -------    -------     -------
Total                                                                  0.2       (2.2)       (0.9)
                                                                   -------    -------     -------

Effect of currency translation on cash                                 0.3       --          (0.3)

Net cash used in discontinued operations                              --         --          (3.8)
                                                                   -------    -------     -------

Increase (decrease) in cash and cash equivalents                      10.7       (0.3)       (0.9)

Cash and cash equivalents, beginning of period                        90.7       91.0        19.4
                                                                   -------    -------     -------

Cash and cash equivalents, end of period                           $ 101.4    $  90.7     $  18.5
                                                                   =======    =======     =======

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)


                                                      June 30,    March 31,
                                                       2006         2006
                                                      -------     ---------
ASSETS

Current assets:
  Cash and cash equivalents                           $101.4       $ 90.7
  Short-term investments                                --           24.6
  Restricted cash                                       14.0         14.0
  Trade accounts receivable - net                       16.8         15.6
  Other receivables                                      5.8          4.2
  Inventories                                           20.2         18.1
  Prepaid expenses and other                             6.3          5.8
                                                      ------       ------
                                                       164.5        173.0
Fixed assets - net                                      26.4         26.4
Deferred income tax assets - net                         3.8          3.6
Goodwill                                                 3.8         --
Intangible assets                                        1.9         --
Other assets                                             0.9          1.5
                                                      ------       ------
                                                      $201.3       $204.5
                                                      ======       ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                              $  8.6       $  7.8
  Employee-related accruals                              8.5          9.8
  Income and other taxes payable                         4.0          4.3
  Current portion of provisions for exit activities      1.0          4.4
  Other accrued liabilities                              5.4          9.5
  Deferred credits                                       0.7          0.7
  Long-term debt - current portion                      --            0.1
  Deferred income tax liabilities - current portion      0.1          0.1
                                                      ------       ------
                                                        28.3         36.7

Long-term portion of provisions for exit activities      0.6
                                                                      0.6
Pension liabilities                                     16.1         15.2
Deferred income tax liabilities - long-term portion      0.2          0.2
                                                      ------       ------
                                                        45.2         52.7

Redeemable preferred shares, unlimited shares
   authorized; 1,262,500 shares issued
   and outstanding as at June 30, 2006                  16.2         16.2
                                                      ------       ------

Shareholders' equity:
  Common shares, unlimited shares authorized;
    no par value; 127,325,041 shares
    issued and outstanding as at June 30, 2006         768.5        768.5
  Additional paid-in capital                             1.9          1.7
  Deficit                                             (596.3)      (599.9)
  Accumulated other comprehensive loss                 (34.2)       (34.7)
                                                      ------       ------
                                                       139.9        135.6
                                                      ------       ------
                                                      $201.3       $204.5
                                                      ======       ======

Zarlink Semiconductor Inc.

                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                    Three Months                   Three Months                   Three Months
                        Ended          % of           Ended           % of           Ended          % of
                    June 30, 2006      Total      March 31, 2006      Total      June 24, 2005      Total
                    -------------      -----      --------------      -----      --------------     -----

Europe                 $ 15.5            40%          $ 13.6            35%          $ 11.9           35%
Asia - Pacific           11.5            30             13.6            35             11.2           33
Americas                 11.4            30             12.0            30             11.0           32
                        -----           ---           ------           ---           ------          ---
                        $38.4           100%          $ 39.2           100%          $ 34.1          100%
                        =====           ===           ======           ===           ======          ===
